Exhibit 2.2

Execution Version

Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”), dated as of October 14, 2024, is entered into by and between each of the stockholders listed on Schedule I attached hereto (each, a “Stockholder” and collectively, the “Stockholders”) of Parker Drilling Company, a Delaware corporation (“Parker”), and Nabors Industries Ltd., a Bermuda exempted company (“Parent”). Parent, each Stockholder and the Stockholders are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Each other stockholder of Parker which executes an Adoption Agreement in substantially the form attached hereto as Exhibit A (a “Transferee Adoption Agreement”) shall be deemed to be a Stockholder and one of the Stockholders.

WHEREAS, concurrently with the execution of this Agreement, Parker, Parent, and Nabors SubA Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and Parker pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, in order to induce Parent to enter into the Merger Agreement, each Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the shares of common stock, par value $0.01 per share, of Parker (“Parker Common Stock”) that are Beneficially Owned (as defined below) by Stockholder and set forth below Stockholder’s signature on the signature page hereto and on Schedule I (the “Original Shares” and, together with any additional shares of Parker Common Stock designated pursuant to Section 6, being defined in the aggregate as the “Parker Shares”); and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, each Stockholder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1.            Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

(a)            “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(b)            “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

(c)            “Related Fund” shall mean any fund that (i) in all aspects is controlled and managed by manager of Stockholder to the same extent as the applicable Stockholder Transferring to such Related Fund was managed by manager of Stockholder prior to such Transfer; (ii) is a United States Person as defined under 22 U.S. Code Section 6010 or is formed or domiciled in a jurisdiction that any of the Parties is formed or domiciled; and (iii) completes a Transferee Adoption Agreement.

2.             Representations of Each Stockholder.

Each Stockholder hereby severally and not jointly represents and warrants to Parent as of the date hereof that:

(a)            Such Stockholder: (i) is the Beneficial Owner of, and has good and marketable title to, all of its Original Shares, free and clear of any proxy, voting restriction, adverse claim, or other Liens, other than those created by this Agreement, or under applicable federal or state securities laws; and (ii) has the sole voting and sole disposition power over all of its Original Shares. Except pursuant to this Agreement and that certain Amended and Restated Registration Rights Agreement, dated as of March 20, 2020, by and among Parker and the other parties thereto, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which such Stockholder is a party relating to the pledge, disposition, or voting of any of its Original Shares and there are no voting trusts or voting agreements with respect to its Original Shares.

(b)            Such Stockholder does not Beneficially Own, directly or indirectly, any shares of Parker Common Stock other than the Original Shares.

(c)            Such Stockholder has full power and authority to enter into, execute, and deliver this Agreement and to perform fully such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting creditors’ rights generally.

(d)            The execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to such Stockholder or result in any breach or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Lien on any of its Parker Shares pursuant to, any agreement or other instrument or obligation (including organizational documents) binding upon Stockholder or any of its Parker Shares, except for any of the foregoing as would not, and would not reasonably be expected to, individually or in the aggregate, impair the ability of the Stockholder to perform its obligations under this Agreement.

(e)            No consent, approval, Order, or authorization of, or registration, designation, declaration, or filing with, any Governmental Body or any other Person on the part of such Stockholder is required in connection with the valid execution, delivery, or performance of this Agreement.

(f)            There is no action, suit, investigation, or proceeding (whether judicial, arbitral, administrative, or otherwise) (each an “Action”) pending against, or, to the knowledge of such Stockholder, threatened against, such Stockholder or the validity of this Agreement, in each case, that could reasonably be expected to materially impair or materially adversely affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3.             Agreement to Vote Shares.

Each Stockholder irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of Parker called with respect to the following matters, and at any adjournment or postponement thereof, and for any action or approval by written consent or consents of Parker stockholders with respect to any of the following matters, to vote or cause the holder of record to vote the Parker Shares Beneficially Owned by it: (i) in favor of (1) the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, and (2) any proposal to adjourn or postpone such meeting of stockholders of Parker to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Acquisition Proposal, Acquisition Transaction, or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty, or any other obligation or agreement of Parker under the Merger Agreement or of such Stockholder under this Agreement, other than to enforce any rights of Parker under the Merger Agreement or of Stockholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, Parker’s, or Merger Sub’s conditions to the Closing under the Merger Agreement or change in any manner the voting rights of any class of shares of Parker (including any amendments to the Amended and Restated Certificate of Incorporation of Parker or the Amended and Restated Bylaws of Parker), other than to enforce any rights of Parker under the Merger Agreement or of such Stockholder under this Agreement. The obligations of such Stockholder specified in Section 3 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of Parker.

4.             No Voting Trusts or Other Arrangement.

Each Stockholder agrees that, during the term of this Agreement, Stockholder will not, and will not permit any Person under such Stockholder’s control to, deposit any of the Parker Shares in a voting trust, grant any proxies with respect to the Parker Shares, or subject any of the Parker Shares to any arrangement with respect to the voting of the Parker Shares, in each case other than those entered into with, or otherwise for the benefit of, Parent.

5.             Transfer and Encumbrance.

Each Stockholder agrees that during the term of this Agreement, such Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, gift, pledge, donate, convey any legal or Beneficial Ownership interest in, or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of Law, or otherwise), or encumber (each, a “Transfer”), any of the Parker Shares or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of any of the Parker Shares or such Stockholder’s voting or economic interest therein, in each case, other than to a Related Fund of such Stockholder that has delivered a Transferee Adoption Agreement to Parent in connection with such Transfer. Prior to making a Transfer to a Related Fund, such Stockholder shall provide to Parent a representation that such Transfer does not violate (i) any organizational documents of such Stockholder or (ii) Law. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void.

6.             Additional Shares.

Each Stockholder agrees that all shares of Parker Common Stock that such Stockholder purchases, acquires the right to vote, or otherwise acquires Beneficial Ownership of, after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement during the term of this Agreement and shall constitute its Parker Shares for all purposes of this Agreement. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, or the like of the capital stock of Parker affecting its Parker Shares prior to the Expiration Time, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be deemed to be such Stockholder’s Parker Shares for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Stockholder to convert, exchange or exercise any securities convertible into, or exchangeable or exercisable for, Parker Common Stock.

7.             Waiver of Appraisal and Dissenters’ Rights and Certain Other Actions.

(a)            Each Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent in connection with the Merger that such Stockholder may have under applicable Laws or otherwise, including Section 262 of the DGCL, by virtue of ownership of its Parker Shares.

(b)            Each Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Parent, Parker, or any of their respective Subsidiaries or successors: (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (ii) to the fullest extent permitted under applicable Law, alleging a breach of any duty of the board of directors of Parker or Parent in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby (other than, in each case, any Action relating to the Second Lien Term Loan).

8.             Termination.

This Agreement shall terminate (the “Expiration Time”) automatically upon the earliest to occur of: (a) the Effective Time; (b) the date on which the Merger Agreement terminates in accordance with its terms; (c) any amendment or modification to the Merger Agreement after the date hereof that reduces the Merger Consideration to be received by a Stockholder at Closing, changes the form of Merger Consideration or changes the roles, rights, authorities or obligations of the Stockholder Representative; and (d) the termination of this Agreement by mutual written consent of the Parties; provided, however, that (i) this Section 8 shall survive the termination of this Agreement and remain in full force and effect, and (ii) nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.

9.             No Solicitation.

Subject to Section 10, each Stockholder shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to cause its and its Subsidiaries’ Affiliates and Representatives not to: (a) directly or indirectly solicit, seek, initiate, knowingly encourage, or knowingly facilitate any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; (b) directly or indirectly engage in, continue, or otherwise participate in any discussions or negotiations regarding, or furnish or afford access to any other Person any information in connection with or for the purpose of encouraging or facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to an Acquisition Proposal; (d) solicit proxies with respect to an Acquisition Proposal, or otherwise encourage or assist any Person in taking or planning any action that could reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; or (e) initiate a stockholders’ vote or action by written consent of Parker’s stockholders with respect to an Acquisition Proposal.

10.            No Agreement as Director, Observer or Officer.

Each Stockholder has entered into this Agreement solely in such Stockholder’s capacity as the Beneficial Owner of its Parker Shares (and not in any other capacity, including any capacity as a director, board observer or officer of Parker or any of its Subsidiaries). Nothing in this Agreement: (a) will limit or affect any actions or omissions taken by such Stockholder, its Affiliates or their employees or representatives in the capacity as a director, board observer or officer of Parker or any of its Subsidiaries, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict such Stockholder from exercising such Stockholder’s fiduciary duties as a director, board observer or officer to Parker, any of its Subsidiaries, or their respective stockholders.

11.            Further Assurances.

Each Stockholder agrees, from time to time, and without additional consideration, to execute and deliver such additional documents (other than proxies) and other instruments and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement.

12.            Stop Transfer Instructions.

At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, each Stockholder hereby authorizes Parker or its counsel to notify Parker’s transfer agent that there is a stop transfer order with respect to all of its Parker Shares (and that this Agreement places limits on the voting and transfer of its Parker Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by Parker following the Expiration Time.

13.            Specific Performance.

Each Party hereto acknowledges that it will be impossible to measure in money the damage to the other Party if a Party fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other Party will not have an adequate remedy at law or in damages. Accordingly, each Party agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other Party has an adequate remedy at law. Each Party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other Party’s seeking or obtaining such equitable relief.

14.            Notices.

All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of: (a) when delivered by hand (providing proof of delivery); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, in each case so long as the sending party does not receive a bounceback message or other notification that the recipient failed to receive such email notice. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 14):

If to Parent, to:	Nabors Industries Ltd. Crown House, Second Floor 4 Par-la-Ville Road Hamilton HM08, Bermuda E-mail: Mark.Andrews@nabors.com Attention: Mark Andrews

Copy (which shall not constitute notice) to:	Haynes and Boone, LLP 1221 McKinney Street Suite 4000 Houston, TX 77010 E-mail: arthur.cohen@haynesboone.com Attention: Arthur A. Cohen, Esq.

If to Stockholder, to the address set forth next to such Stockholder’s signature below.

Copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

Bank of America Tower

New York, NY 10036

E-mail: dfisher@akingump.com; iwood@akingump.com

Attention: Daniel Fisher; Iain Wood

and

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street

44th Floor

Houston, TX 77002

E-mail: jboben@akingump.com

Attention: Jon Boben

15.            Miscellaneous.

(a)            This Agreement, together with the Merger Agreement and the other Transaction Documents, supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party. This Agreement has been entered into freely by each of the Parties, following consultation with their respective counsel, and shall be interpreted fairly in accordance with its respective terms, without any construction in favor of or against either Party.

(b)            From time to time until the termination of this Agreement, at Parent’s reasonable request, but without further consideration, each Stockholder agrees to cooperate with Parent in making any required filings and obtaining any required consents of any Governmental Body and third parties and to execute and deliver such additional documents and take or cause to be taken all such further actions as may be necessary or desirable to effect the actions contemplated by this Agreement. Without limiting the foregoing, each Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in a proxy statement such Stockholder’s (or, at such Stockholder’s election, such Stockholders’ investment manager’s or advisor’s) identity and ownership of the Parker Shares and the nature of such Stockholder’s obligations under this Agreement. If such Stockholder is the beneficial owner, but not the record holder, of the Parker Shares, such Stockholder agrees to take all actions necessary to cause the record holder and any nominees to vote all of its Parker Shares in accordance with the terms of this Agreement.

(c)            This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(d)            Each of the Parties hereto irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns shall be brought and determined exclusively in the state and federal courts located in New Castle County, Delaware. Each of the Parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 14 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the Parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 15(d), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, Action in such court is brought in an inconvenient forum, (y) the venue of such suit, Action is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(e)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(E).

(f)            Except as otherwise may be agreed in writing, all costs and expenses incurred in connection with this Agreement shall be paid by the Party hereto incurring such cost or expense, whether or not the Merger is consummated.

(g)            If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(h)            This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

(i)            All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(j)            No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 15(j) shall be null and void. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

NABORS INDUSTRIES LTD.

By:	/s/ Mark D. Andrews
Name:	Mark D. Andrews
Title:	Corporate Secretary

EXHIBIT A

TRANSFEREE ADOPTION AGREEMENT

This Transferee Adoption Agreement (“Adoption Agreement”) is executed on [●], 2024 by the undersigned transferee (“Transferee”) pursuant to the terms of the Voting and Support Agreement, dated as of October 14, 2024 between Nabors Industries Ltd., a Bermuda exempted company (the “Company”) and the Stockholders party thereto (the “Voting and Support Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Voting and Support Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

Acknowledgement. Transferee acknowledges that Transferee (i) is a Related Fund as defined in the Voting and Support Agreement of the transferring Stockholder, (ii) is a United States Person as defined under 22 U.S. Code Section 6010 or is formed or domiciled in a jurisdiction in which any of the Parties to the Voting and Support Agreement is formed or domiciled, (iii) is acquiring shares of Parker Common Stock from a transferring Stockholder, subject to the terms and conditions of the Voting and Support Agreement, and (iv) the only shares of Parker Common Stock that it Beneficially Owns are set forth below.

Representations: Transferee makes the representations and warranties to the Parent set forth in Section 2 of the Voting and Support Agreement (other than 2(c)) as if Transferee were a signatory thereto. In addition, Transferee represents to Parent the following: (i) the Transfer of the Parker Common Stock set forth in this Adoption Agreement does not violate any of Transferee’s organizational documents, any contract to which Transferee is a party or any Law, (ii) the Transferee is solvent, and (iii) the Transferee is not subject to any tax issue or any other issue which would reasonably be expected to interfere with the Transferee’s ability to comply and perform its obligations under the Voting and Support Agreement.

Agreement. Transferee (a) agrees that the Parker Common Stock acquired by Transferee shall be bound by and subject to the terms of the Voting and Support Agreement, pursuant to the terms thereof, and (b) hereby adopts the Voting and Support Agreement with the same force and effect as if it were originally a party thereto.

Notice. Any notice required as permitted by the Voting and Support Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

Exhibit A

[Transferee]

By:
Name:
Title:

Address for Notice pursuant to Section 14:

Street Address:
City/State/Zip Code:
Attention:
Email:

No. of Shares of Parker Beneficially Owned by Transferee as of the Date of this Adoption Agreement:

Common Stock:

Other:

Exhibit A